EXHIBIT 99.1

Colliers announces $250 million increase to Credit Facility

TORONTO, April 28, 2023 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX and NASDAQ: CIGI) ("Colliers") announced today that it has increased the total commitments under its unsecured multi-currency revolving credit facility maturing May 2027 (the “Credit Facility”) by US$250 million, resulting in total borrowing capacity of US$1.75 billion. The cost of borrowing, maturity date, and financial covenants remain unchanged.

The Credit Facility is led by Bank of Montreal and is syndicated to 10 major Canadian, US and international banks. The Credit Facility ranks pari passu with Colliers’ existing privately placed fixed rate senior notes maturing in 2028 and 2031.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 65 countries, our 18,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 28 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.5 billion and $98 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors, and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

COMPANY CONTACT:

Christian Mayer
Chief Financial Officer
(416) 960-9500